Exhibit 99.1

Thomson Reuters Announces Pricing of C$1.4 Billion Note Offering

TORONTO, May 11, 2020 – Thomson Reuters (TSX/NYSE: TRI) today announced the pricing of its offering of C$1.4 billion (approximately US$1 billion) principal amount of 2.239% notes due 2025. The offering is expected to close on May 14, 2020, subject to customary closing conditions. Thomson Reuters plans to use the net proceeds of this offering for general corporate purposes, including, without limitation, to repay existing indebtedness under its credit facility and commercial paper program.

Thomson Reuters plans to enter into an agency agreement with a syndicate of Canadian investment dealers. The notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any of such notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including Thomson Reuters expectations about the proposed offering, the expected closing date of the offering and the planned use of proceeds of the offering. There can be no assurance that the offering will be completed. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Head of Corporate Affairs +44 79 0989 8605 david.crundwell@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com